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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road,
Bristol BS99 7UJ,
England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Trading Statement—March 15, 2004

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date April 1, 2004	By:	/s/ TREVOR M WILLIAMS Trevor M Williams Assistant Company Secretary

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SIGNATURES